# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Roivant Sciences Ltd., CIK 0001635088
CUSIP: G76279101
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 7TH FLOOR, 50 BROADWAY, LONDON, United Kingdom (X0), SW1H 0DB
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001635075

## Reporting persons
- Ramaswamy Vivek: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 25,534,970; shared voting power 0; sole dispositive power 25,534,970; shared dispositive power 0; aggregate amount beneficially owned 25,534,970 (3.6% of the class)
  Comment: All calculations of percentage ownership herein are based on an aggregate of 715,701,137 common shares issued and outstanding as of February 2, 2026, as disclosed by the Issuer in its Form 10-Q for the quarterly period ended December 31, 2025, as filed with the Securities and Exchange Commission on February 6, 2026.
  
  Ownership totals disclosed do not include 13,357,857 shares held solely by Mr. Ramaswamy's spouse.

## Item 1. Issuer
Name of issuer: Roivant Sciences Ltd.
Address of issuer's principal executive offices: 7TH FLOOR, 50 BROADWAY, LONDON, UNITED KINGDOM, SW1H 0DB.

## Item 2. Person Filing
Name of person filing: This Amendment to Schedule 13G {the "Amendment") is being filed by Vivek Ramaswamy (the "Reporting Person").
Address of principal business office or, if none, residence: c/o Steve Roberts, Lex Politica PLLC, 611 Pennsylvania Ave., SE, Ste 353, Washington, DC 20003
Citizenship: See row 4 of the cover page to this Amendment.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 25,534,970 common shares
Percent of class: 3.6%
Sole power to vote or to direct the vote: 25,534,970 common shares
Shared power to vote or to direct the vote: N/A
Sole power to dispose or to direct the disposition: 25,534,970 common shares
Shared power to dispose or to direct the disposition: N/A

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Ramaswamy Vivek: /s/ Stephen Roberts, as Attorney-in-Fact for Vivek Ramaswamy, Vivek Ramaswamy (05/06/2026)